CARRIER GLOBAL CORPORATION
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

November 4, 2020

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino

RE:	Carrier Global Corporation Registration Statement on Form S-4 File No. 333-249789 Request for Acceleration

Dear Mr. Crispino:

Reference is made to the Registration Statement on Form S-4 (File No. 333-249789) (the “Registration Statement”) filed by Carrier Global Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 12:00 p.m., Eastern Time, on November 6, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Joshua R. Cammaker, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1331 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,
CARRIER GLOBAL CORPORATION

By:	/s/ Ariel R. David
	Name:	Ariel R. David
	Title:	Vice President, Assistant Secretary & Associate General Counsel

cc:	Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz

[Signature Page to Acceleration Request]